SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                          Kollmorgen Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
          (Including Shares Issuable Upon Conversion of Series D
          Convertible Preferred Stock, par value $1.00 per share)
       ____________________________________________________________
                      (Title of Class and Securities)

                                 500440102
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO (SEE ITEM 3)
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      12,422 PREFERRED
         NUMBER OF                    378,807 COMMON (SEE ITEM 5)
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     10,765.5 PREFERRED
           EACH                       330,648 COMMON (SEE ITEM 5)
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      23,187.5 PREFERRED
                                      709,455 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,427,046 COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        21.3% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JAMES H. KASSCHAU                     ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     414.5 PREFERRED
           EACH                       14,998 COMMON (ITEM 5)
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      414.5 PREFERRED
                                      14,998 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,702 COMMON (ASSUMING CONVERSION OF ALL PREFERRED AND EXCLUDING 3,000 SHARES OF COMMON PURCHASABLE BY MR. KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK OPTIONS)
   __________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.4% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     2,484 PREFERRED
           EACH                       75,749 COMMON (ITEM 5)
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      2,484 PREFERRED
                                      75,749 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,749 COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.3% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     7,867 PREFERRED
           EACH                       239,901 COMMON (ITEM 5)
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      7,867 PREFERRED
                                      239,901 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,641 COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.2% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     0
           EACH
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( X )
                                                  (SEE ITEM 5)
 _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ST. JAMES'S PLACE CAPITAL plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY
           EACH                       0
         REPORTING               ___________________________________
          PERSON                 (9)  SOLE DISPOSITIVE POWER
           WITH                       0
                                 ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( X )
                                                  (SEE ITEM 5)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        HC
   _________________________________________________________________


                  This statement constitutes Amendment No. 4 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), and St James's Place Capital plc, a United Kingdom corporation ("SJPC"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 4 is being filed by Tinicum Investors, a Delaware partnership ("TI"), Mr. Kasschau, Mr. Crafts, RIT, JRCML and SJPC.

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D. Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934 and Item 101(a)(2)(ii) of Regulation S-T, the text of the Schedule 13D and Amendments Nos. 1 through 3 thereto has been restated in its entirety and attached hereto as Annex A.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  (a)-(c), (f). This statement is being filed by TI, Mr. Kasschau, Mr. Crafts, RIT, JRCML and SJPC
        (collectively, the "Reporting Persons").

                  In connection with a reorganization of
        Enterprises, RUTCO and certain other affiliated entities (the "Tinicum Reorganization"), all shares of Common Stock and Preferred Stock owned by Enterprises and RUTCO and all of Enterprises' and RUTCO's rights under the Purchase Agreement and Shareholder Agreement were transferred to TI on December 31, 1994. Accordingly, all references in the
        Schedule 13D to the "Purchasers" shall no longer include Enterprises and RUTCO, but shall include TI.

                  TI is a private investment partnership, the managing partners of which are Eric M. Ruttenberg and Derald
        H. Ruttenberg.  The other partners of TI are Derald H.
        Ruttenberg, Eric M. Ruttenberg, John C. Ruttenberg,
        Katherine T. Ruttenberg, Hattie Ruttenberg, RUTCO,
        Enterprises, Tinicum Associates, Inc., a Delaware corporation ("Associates"), and Tinicum Foreign Investments Corporation, a Delaware corporation ("Foreign").

                  Tinicum Incorporated, a New York corporation
        ("Tinicum"), acts as a management company for TI and other affiliated entities. Eric M. Ruttenberg, John C. Ruttenberg, Katherine T. Ruttenberg and Hattie Ruttenberg each own one-quarter of the voting stock of Tinicum.

                  Enterprises is a private investment company, one-quarter of the voting stock of which is owned by each of Eric M. Ruttenberg, John C. Ruttenberg, Katherine T.
        Ruttenberg and Hattie Ruttenberg.

                  RUTCO is a private investment company, which is wholly-owned by Derald H. Ruttenberg.

                  Associates is a private investment company, one-third of the voting stock of which is owned by each of Eric
        M. Ruttenberg, Katherine T. Ruttenberg and Hattie
        Ruttenberg.

                  Foreign is a private investment company, one-fifth of the voting stock of which is owned by each of Derald H. Ruttenberg, Eric M. Ruttenberg, John C. Ruttenberg,
        Katherine T. Ruttenberg and Hattie Ruttenberg.

                  The address of the principal place of business and principal office of each of TI, Tinicum, Enterprises, RUTCO, Associates and Foreign is 990 Stewart Avenue, Garden City, New York 11530. The business address, principal employment or occupation and citizenship of Eric M. Ruttenberg, John C. Ruttenberg, Hattie Ruttenberg and each of the other officers and directors of Tinicum, Enterprises, RUTCO, Associates and Foreign are set forth on Schedule I hereto and incorporated herein by reference.

                  Derald H. Ruttenberg's present business address is 990 Stewart Avenue, Garden City, New York 11530 and his present principal occupation is serving as a managing partner of TI. Mr. Ruttenberg is a United States citizen.

                  Katherine T. Ruttenberg is a private investor and United States citizen. Her business address is 990 Stewart Avenue, Garden City, New York 11530.

                  Mr. Kasschau's present business address is 990
        Stewart Avenue, Garden City, New York 11530 and his present principal employment is as President of Enterprises. Mr.
        Kasschau is a United States citizen.

                  Mr. Crafts is a private investor and United States citizen. His business and residence address is 130 Stevens Lane, Far Hills, NJ 07931.

                  RIT is an investment company that invests principally in securities primarily of United Kingdom and United States corporations. JRCML is an investment management company that has a discretionary fund management agreement with RIT. SJPC, the holding company of JRCML, is an investment company with interests in companies engaged in investment holding, investment dealing, life assurance and fund management. The address of the principal place of business and principal office of each of RIT, JRCML and SJPC is 27 St. James's Place, London SW1A 1NR, England.

                  The name, business address, present principal employment or occupation and citizenship of each of the executive officers and directors of RIT, JRCML and SJPC are set forth on Schedule II attached hereto and incorporated herein by reference.

                  (d) and (e). During the last five years, none of the Reporting Persons (or to the best knowledge of the Reporting Persons, the persons identified on Schedules I and II hereto) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
        (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by adding the following:

                  On December 31, 1994, 12,422 shares of Preferred Stock, 378,807 shares of Common Stock and all of Enterprises' and RUTCO's rights under the Purchase Agreement and the Shareholder Agreement were transferred to Investors by Enterprises and RUTCO in connection with the Tinicum Reorganization. In consideration of such transfer (and the contribution of certain other assets to TI), Enterprises and RUTCO received partnership interests in TI.

                  Mr. Kasschau has received an aggregate of 2,355 shares of Common Stock from the Issuer in lieu of cash compensation payable to Mr. Kasschau as a non-employee director of the Issuer.

        ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by adding the following:

                  (a)  As of the close of business on the date
        hereof, TI, Mr. Kasschau, Mr. Crafts, and RIT have (i) beneficial ownership of 709,455, 14,998, 75,749 and 239,901 shares of Common Stock, respectively, and 23,187.5, 414.5, 2,484 and 7,867 shares of Preferred Stock, respectively, and
        (ii) assuming conversion of all shares of Preferred Stock into 1,717,591 shares of Common Stock, beneficial ownership of 2,427,046, 45,702, 259,749 and 822,641 shares of Common
        Stock, respectively. The Purchasers, as a group, beneficially own 2,427,046 shares of Common Stock which represent 21.3% of the outstanding shares of Common Stock (assuming the conversion of all shares of Preferred Stock into 1,717,591 shares of Common Stock), based on the 9,651,825 shares of Common Stock disclosed to the Reporting Persons by the Issuer as outstanding on March 31, 1995.
        Such number of outstanding shares of Common Stock includes
        240 and 480 shares of Common Stock issued on March 31, 1995 to Mr. Kasschau and Eric M. Ruttenberg, respectively, in lieu of cash compensation payable to them as non-employee directors of the Issuer.

                  Mr. Kasschau beneficially owns an additional 3,000 shares of Common Stock that may be purchased by Mr. Kasschau upon exercise of presently exercisable non-employee director stock options.

                  To the best of the Reporting Persons' knowledge and belief, except for Eric M. Ruttenberg who beneficially owns 6,166 shares of Common Stock (including 3,000 shares of Common Stock that may be purchased by Mr. Ruttenberg upon exercise of presently exercisable non-employee director stock options), and except as otherwise set forth herein, none of the persons identified on Schedules I or II hereto beneficially owns any shares of Common Stock.

                  (b) TI has the sole power to vote the 12,422 shares of Preferred Stock and 378,807 shares of Common Stock it owns, and except for certain limited circumstances in which each of the Investors has the power to vote such Investor's shares of Preferred Stock and Common Stock (see Items 4 and 6), the 10,765.5 shares of Preferred Stock and 330,648 shares of Common Stock owned by the Investors.

                  By reason of the Transfer restrictions and right of first offer granted to the Issuer in the Purchase Agreement (see Item 4), the right of first offer granted by the Investors to TI (as transferee of Enterprises and RUTCO) (see Item 6), the right of TI to require the Investors to participate in certain sales by it and the right of the Investors to participate in certain sales by TI (see Item
        6), TI has shared power to dispose of 23,187.5 shares of Preferred Stock and 709,455 shares of Common Stock, Mr. Kasschau has shared power to dispose of 414.5 shares of Preferred Stock and 14,998 shares of Common Stock, Mr. Crafts has shared power to dispose of 2,484 shares of Preferred Stock and 75,749 shares of Common Stock and RIT has shared power to dispose of 7,867 shares of Preferred Stock and 239,901 shares of Common Stock.

                  JRCML may, by virtue of its discretionary fund management agreement with RIT, be deemed to beneficially own the shares of Preferred Stock and Common Stock owned by RIT. SJPC, as the holding company of JRCML, may also be deemed to beneficially own the shares of Preferred Stock and Common Stock owned by RIT. JRCML and SJPC disclaim beneficial ownership of the shares of Preferred Stock and Common Stock owned by RIT.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented by adding the following exhibit:

                  Exhibit 13:  Amended and Restated Joint Filing
        Agreement, dated as of May 30, 1995, by and among the Reporting Persons.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        /s/ James H. Kasschau
        JAMES H. KASSCHAU


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        /s/ Putnam L. Crafts, Jr.
        PUTNAM L. CRAFTS, JR.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        RIT CAPITAL PARTNERS plc
        By:  /s/ Clive P. Gibson
             Hon. Clive P. Gibson
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/  Paul R. Griffiths
             Paul R. Griffiths
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 30, 1995

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/  Clive P. Gibson
             Hon. Clive P. Gibson
             Director


                               EXHIBIT INDEX

                  Exhibit 13:  Amended and Restated Joint Filing
        Agreement, dated as of May 30, 1995, by and among the Reporting Persons.


     SCHEDULE I

     1. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated, the business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                  Present Principal Occupation
     Name and Title               or Employment and Business Address

     James H. Kasschau            President
     President and Treasurer      Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*          Managing Partner
     Executive Vice President     Tinicum Investors

     John C. Ruttenberg*          Executive
     Assistant Secretary          Silicon Graphics Inc.
                                  One Cabot Road
                                  Hudson, MA  01749
                                  (design and manufacture of computer
                                  workstations)

     John F. Keane                Controller
     Assistant Secretary          Tinicum Enterprises, Inc.

     Hattie Ruttenberg*           Attorney
                                  Children's Defense Fund
                                  25 E Street N.W.
                                  Washington, DC  20001
                                  (not-for-profit organization)


     SCHEDULE I

     2. Directors and Executive Officers of Tinicum Enterprises, Inc. ("Enterprises"). The name, title and present principal occupation or employment of each of the directors and executive officers of Enterprises, and the name of the organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Managing Partner
                              Tinicum Investors

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


     SCHEDULE I

     3. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each of the persons listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Managing Partner
                              Tinicum Investors

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


     SCHEDULE I

     4. Directors and Executive Officers of Tinicum Associates, Inc. ("Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Associates, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Managing Partner
                              Tinicum Investors

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


   SCHEDULE I

   5. Directors and Executive Officers of Tinicum Foreign Investments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                            Present Principal
   Name and Title           Occupation or Employment

   James H. Kasschau*       President
   President                Tinicum Enterprises, Inc.

   Eric M. Ruttenberg*      Managing Partner
                            Tinicum Investors

   John F. Keane            Controller
   Secretary                Tinicum Enterprises, Inc.

   Edward R. Civello        Tax Manager
   Treasurer                Tinicum Enterprises, Inc.


    SCHEDULE II

    1. Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St. James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors

                     Business or             Principal Occupation
    Name             Residence Address       or Employment          Citizenship

    Lord Rothschild  27 St. James's Place    Joint Chairman, SJPC     British
    (Chairman)       London SW1A 1NR

    Charles Howard   Swan House, Madeira     Director, Stanhope       British
    Bailey           Walk, Windsor           Administration Limited
                     Berkshire SL4 1EU       Swan House, Madeira Walk,
                     England                 Windsor, Berkshire
                                             SL4 1EU (accounting and
                                             administrative services);
                                             Director, General Oriental
                                             Investments Limited, P.O.
                                             Box 309, Cayman Islands,
                                             British West Indies
                                             (investment company)

    Anthony Herbert  Sketchley plc           Joint Deputy Executive   South
    Bloom            4 Harley Street         Chairman, Sketchley      African
                     London W1N 1AA          plc, Rugby Road,
                     England                 Hinckley,
                                             Leicestershire
                                             LE10 2NE, England
                                             (dry cleaning and
                                             related industries)
                                             Director, Rockridge
                                             Consolidated Limited,
                                             4 Harley Street
                                             London W1N 1AA, England
                                             (financial services)

    Hon. Clive       27 St. James's Place    Director, SJPC           British
    Patrick Gibson   London SW1A 1NR

    Baron Philippe   Boulevard Jacques-      President, Banque        Belgian
    Lambert          Dalcroze 5,             Bruxelles Lambert
                     CH-1211 Geneva 3        (Suisse) SA,
                     Switzerland             Boulevard Jacques-
                                             Dalcroze 5,
                                             CH-1211, Geneva 5
                                             Switzerland
                                             (international bank)

    Jean Pigozzi     10 Place du Grand-      Private Investor,        Italian
                     Mezel, 1204 Geneva,     10 Place du Grand-
                     Switzerland             Mezel, 1204 Geneva,
                                             Switzerland
                                             (investment worldwide)

    Spencer Nicholas High Hill House,        Investment Adviser,      British
    Roditi           6 Hampstead High        N Roditi & Co.
                     Street, London          High Hill House,
                     NW3 1PR, England        6 Hampstead High Street
                                             London NW3 1PR
                                             (investment advisory)

    Andrew Stafford- 27 St. James's Place    Director, SJPC           USA
    Deitsch          London SW1A 1NR         Chief Executive
                                             Officer, J. Rothschild,
                                             Wolfensohn & Co.
                                             15 St. James's Place,
                                             London SW1A 1NW
                                             (corporate finance
                                             advisory firm)

    Sir Mark         27 St. James's Place    Joint Chairman, SJPC     British
    Weinberg         London SW1A 1NR         Chairman, J. Rothschild
                     England                 Assurance plc,
                                             J. Rothschild House,
                                             Dolar Street, Cirencester
                                             Gloucestershire
                                             GL7 2AQ, England
                                             (insurance company)

                             Executive Officer

    Stephen Robin    27 St. James's Place    Company Secretary, SJPC  British
    Sanders          London SW1A 1NR         Compliance Officer,
                     England                 St. James's Place Capital
                                             group of companies

    The Corporate Secretary of RIT is J. Rothschild Administration Limited


    SCHEDULE II

    2. Directors and Executive Officers of J. Rothschild Capital Management Limited ("JRCML"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of JRCML and the name, address and principal business or any organization in which such employment is conducted are set forth below. The business and address of St. James's Place Capital plc ("SJPC") are not repeated in this table.


                                 Directors

                     Business or             Principal Occupation
    Name             Residence Address       or Employment           Citizenship

    Lord Rothschild  27 St. James's Place    Joint Chairman, SJPC     British
    (Chairman)       London SW1A 1NR
                     England

    Hon. Clive       27 St. James's Place    Director, SJPC           British
    Patrick Gibson   London SW1A 1NR
                     England

    Andrew Stafford- 27 St. James's Place    Director, SJPC           USA
    Deitsch          London SW1A 1NR         Chief Executive Officer,
                     England                 J. Rothschild Wolfensohn
                                             & Co.
                                             15 St. James's Place
                                             London SW1A 1NW
                                             (corporate finance
                                             advisory firm)

    John Walford     27 St. James's Place    Director                 British
    Philip Johnston  London SW1A 1NR         J. Rothschild Capital
                     England                 Management Limited

    Duncan William   27 St. James's Place    Corporate Finance, SJPC  British
    Allan Budge      London SW1A 1NR
                     England

    Donal Francis    27 St. James's Place    Group Tax Manager,       British
    Connon           London SW1A 1NR         St. James's Place Capital
                     England                 group of companies

    Paul Richard     27 St. James's Place    Director,                British
    Griffiths        London SW1A 1NR         J. Rothschild Capital
                     England                 Management Limited

    The Corporate Secretary of JRCML is J. Rothschild Administration Limited


    SCHEDULE II

    3. Directors and Executive Officers of St. James's Place Capital plc ("SJPC"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of SJPC, and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of SJPC are not repeated in this table.

                                 Directors

                     Business or             Principal Occupation
    Name             Residence Address       or Employment          Citizenship

    Lord Rothschild  27 St. James's Place    Joint Chairman, SJPC     British
                     London SW1A 1NR
                     England

    The Viscount     149 Newlands Road,      Chairman,                British
    Weir             Cathcart, Glasgow       The Weir Group plc
                     G44 4EX                 149 Newlands Road,
                     Scotland                Cathcart, Glasgow
                                             G44 4EX, Scotland
                                             (engineers)

    Nathaniel de     767 Fifth Avenue        President, Nathaniel de  French
    Rothschild       New York, NY 10153      Rothschild Holdings Ltd.
                     USA                     767 Fifth Avenue
                                             New York, NY 10153
                                             USA

    Hon. Clive       27 St. James's Place    Director, SJPC           British
    Patrick Gibson   London SW1A 1NR
                     England

    Anthony David    27 St. James's Place    Director, SJPC           British
    Loehnis, C.M.G.  London SW1A 1NR
                     England

    Lord Rees-Mogg   17 Pall Mall            Journalist               British
                     London SW1Y 5NB
                     England

    Andrew Stafford- 27 St. James's Place    Director, SJPC           USA
    Deitsch          London SW1A 1NR         Chief Executive Officer,
                     England                 J. Rothschild, Wolfenshohn
                                             & Co.
                                             15 St. James's Place
                                             London SW1A 1NW
                                             (corporate finance
                                             advisory firm)

    Maurice Edward   Fairfax House           Consultant, Saffery      British
    Hatch            Fulwood Place           Champness (chartered
                     Gray's Inn              accountants) Fairfax House,
                     London WC1V 6UB         Fulwood Place, Gray's Inn,
                     England                 London WC1V 6UB,
                                             England

    Sir Mark Aubrey  27 St. James's Place    Joint Chairman, SJPC     British
    Weinberg         London SW1A 1NR         Chairman, J. Rothschild
                     England                 Assurance plc,
                                             J. Rothschild House,
                                             Dollar Street,
                                             Cirencester,
                                             Gloucestershire,
                                             GL7 2AQ, England
                                             (insurance company)

                             Executive Officer

    Stephen Robin    27 St. James's Place    Company Secretary, SJPC  British
    Sanders          London SW1A 1NR         Compliance Officer,
                     England                 St. James's Place
                                             Capital
                                             group of companies